SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

CYREN LTD.

(Name of Subject Company (Issuer))

WP XII INVESTMENTS B.V.

WP XII INVESTMENTS COÖPERATIEF U.A.

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

WP XII PARTNERS (CAYMAN), L.P.

(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

WP XII Investments B.V.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 878-0600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Asaf Harel Tomer Sela Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Rd. Ramat Gan 5250608, Israel Telephone: +972-3-610-3100	Dvir Oren Ross M. Leff Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation* $78,163,395	Amount of Filing Fee** $9,732

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 31,265,358 ordinary shares of Cyren Ltd. at a purchase price of $2.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, as updated by Fee Advisory #1 for Fiscal Year 2018, by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,732.	Filing Party: WP XII INVESTMENTS B.V.
Form or Registration No.: Schedule TO.	Date Filed: November 20, 2017.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission (the “SEC”) on November 20, 2017, as amended by Amendment No. 1 filed with the SEC on November 28, 2017 (together with any other amendments and supplements thereto, the “Schedule TO”) by WP XII Investments B.V., a private limited liability company organized under the laws of the Netherlands (“WP XII BV”), which is a wholly owned subsidiary of WP XII Investments Coöperatief U.A., a company incorporated in The Netherlands (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners,” and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”; the WP XII Funds, collectively with WP XII BV and WP XII Investments Coöperatief, the “Bidder”) and relates to the offer by the Bidder to purchase 31,265,358 outstanding ordinary shares, nominal (par) value NIS 0.15 per share (the “Shares”), of Cyren Ltd. (“Cyren”), at $2.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated November 20, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in “Background to the Offer—Purpose of the Offer; Reasons for the Offer” in the Offer to Purchase is hereby deleted and replaced with the following:

The Offeror Group’s (as defined below) purpose of the offer is for WP XII BV to increase its ownership of the issued and outstanding Cyren shares from its current holdings of approximately 21.3% of the issued and outstanding Cyren shares to approximately 75.0% of the Cyren shares as of October 31, 2017 (as adjusted to give effect to the 10,595,521 Cyren shares issued in connection with the Private Transaction, 3,405,405 Cyren shares issuable upon conversion of Cyren’s convertible notes, and Cyren shares issuable upon exercise of “in the money” outstanding stock options and warrants) and to acquire or influence control of the business of Cyren. The Offeror Group believes a majority stake in Cyren will provide it with influence over Cyren’s management and business that will better enable the Offeror Group to leverage its experience, know-how, contacts and strong track record to add substantial value to Cyren’s business. The Offeror Group has agreed to effect this offer to provide existing Cyren shareholders, with whom it seeks to build a long-term, mutually beneficial relationship, an opportunity to realize current value on their investment by cashing out part or all of their interest in Cyren while also having the opportunity to retain some shares and participate in the future value of Cyren. We believe that we are uniquely positioned to enhance value for Cyren and its shareholders even further on a going-forward basis, once we are playing a more active role in advising Cyren’s management and increasing the number of our representatives on Cyren’s board of directors, which we would not have had the opportunity to do if we had not conducted the offer. According to Israeli law, we are not permitted to acquire additional Cyren shares if such acquisition would result in our percentage ownership of the voting power of Cyren exceeding 25.0% or 45%, as applicable, other than by means of a tender offer.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

WP XII INVESTMENTS B.V.

By:	/s/ Tara E. O’Neill
Name: Tara E. O’Neill
Title: Managing Director A

By:	/s/ Guido F.X.M. Nieuwenhuizen
Name: Guido F.X.M. Nieuwenhuizen
Title: Managing Director A

WP XII INVESTMENTS COÖPERATIEF U.A.

By:	/s/ Tara E. O’Neill
Name: Tara E. O’Neill
Title: Managing Director A

By:	/s/ Guido F.X.M. Nieuwenhuizen
Name: Guido F.X.M. Nieuwenhuizen
Title: Managing Director A

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WP XII PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: December 5, 2017